UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Showcases Latest Solutions for Public Safety at ISC West Conference in Las Vegas. Dated March 30th, 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Showcases Latest Solutions for Public Safety at ISC West Conference in Las Vegas

Full suite of broadband wireless connectivity solutions for video surveillance on display

Visit Alvarion at Sands Expo Center in Las Vegas, April 1-3, in Public Safety & Security Pavilion, booth #39038

Mountain View, Calif., March 30, 2009 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, will be showcasing its end-to-end video surveillance solutions for enhanced public safety and security at ISC West, April 1-3 at Sands Expo Center in Las Vegas, booth #39038. Additionally, Alvarion experts will provide their perspectives on the market and the future of the technology in panel sessions.

Visitors to the booth will experience a live demonstration using Alvarion’s BreezeACCESS® solution, which will connect several network cameras at the event exhibiting interoperability and end-to-end solutions with multiple partners and distributors including Winncom Technologies, international supplier of wireless communication systems, and Vigilant Technologies, provider of intelligent IP surveillance and security solutions.

In addition to providing a hands-on experience at the booth, Alvarion experts are scheduled to speak in various sessions highlighting business case scenarios:

—	Watching You on the Wave: WiMAX Wireless Video Surveillance without Limits: On Wednesday, April 1 at 2:15 p.m. in the Café Theatre on the exhibit floor, Avi Shabtay, vice president and general manager of private and alternative networks business activity for Alvarion, will discuss the WiMAX video surveillance business case along with exciting applications from around the world.

—	Value Added Reseller Workshop: Alvarion, together with partner Winncom Technologies, will be demonstrating Alvarion’s solutions. Attendees will learn about secure wireless communication equipment, scalable and flexible video camera deployment, mobile surveillance camera support and optimized high bandwidth video surveillance applications.

Over the years, Alvarion’s solutions have supported many applications for the public safety market:

—	Alvarion’s BreezeACCESS was utilized as part of the solution that provided broadband connectivity and security during President Barack Obama’s historic inauguration ceremony in Washington DC.

—	U.S.-based Electronic Technology Inc. selected Alvarion equipment for use in their Operation Green Light (OGL) network in the city of Lenexa, Kansas to provide robust and reliable communication.

—	Mid-America Regional Council (MARC), U.S., has implemented a wireless network based on Alvarion’s solution that covers two states, 23 cities, 17 jurisdictions and 600 intersections, supporting an intelligent traffic system for reduced pollution, better traffic flow and emergency evacuation capabilities.

—	Roissy Porte de France, a rural community of 14 villages spread around Charles de Gaulle airport north of Paris, with a population of 46,000 inhabitants and 10,000 daily commuters, chose Alvarion equipment to monitor crime activity for community safety in this high density industrial area.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; the inability to compensate for the loss of R&D funding through the reduction in operating expenses, the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failre to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeACCESS” are the registered trademarks of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.